

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Davis P. Stowell
President
Grace Property Management, Inc.
55 Brookville Road
Glen Head, New York 11545

> **Re: Reeves Telecom Limited Partnership**
> **Form 8-K/A, Item 4.01**
> **Filed on January 19, 2011**
> **File No. 000-09305**

Dear Mr. Stowell:

      We have completed our review of your filings and do not have any further comments at this time.

      Sincerely,

      Yolanda Crittendon
      Staff Accountant